1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2016

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date June 2, 2016	By /s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is not an offer to purchase, a solicitation of an offer to purchase, or a solicitation of an offer to sell, the Notes. This announcement does not constitute, and may not be used in connection with, any form of offer or solicitation in any place where such offers or solicitations are not permitted by law. This announcement is not for release, publication or distribution in or into, or to any person resident and/or located in, any jurisdiction where such release, publication or distribution is unlawful.

This announcement does not constitute an offer to sell or the solicitation of an offer to purchase any securities in the United States or any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No securities may be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Any public offering of securities to be made in the United States will be made by means of a prospectus. Such prospectus will contain detailed information about the company making the offer and management, as well as financial statements. No public offering of securities is to be made by the Company or Yancoal Resources in the United States.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 1171)

ANNOUNCEMENT

FINAL RESULTS OF OFFER TO REPURCHASE FOR CASH

UP TO A TOTAL OF US$300,000,000 IN AGGREGATE PRINCIPAL AMOUNT OF THE OUTSTANDING NOTES LISTED BELOW

(I) US$434,403,000 5.730% GUARANTEED NOTES DUE 2022

(Stock code: 4552)

(II) US$450,000,000 4.461% GUARANTEED NOTES DUE 2017

(Stock code: 4551)

ISSUED BY

YANCOAL INTERNATIONAL RESOURCES DEVELOPMENT CO., LIMITED

(Incorporated in Hong Kong with limited liability)

This announcement is made pursuant to the disclosure obligations under Part XIVA of the Securities and Futures Ordinance and Rule 13.09(2)(a) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Reference is made to the announcements of Yanzhou Coal Mining Company Limited (the “Company”) and Yancoal International Resources Development Co., Limited (“Yancoal Resources”) dated 4 May 2016 (Hong Kong time) (the “Launch Announcement”) and 18 May 2016 (Hong Kong time) in relation to the Offer. Capitalised terms used in this announcement shall have the same meanings as those defined in the Launch Announcement.

The Offer expired at 11:59 p.m. (New York City time) on 1 June 2016 (the “Expiration Time”).

The Company announces that, as of the Expiration Time, US$206,783,000 in principal amount of the 2022 Notes and US$174,345,000 in principal amount of the 2017 Notes have been validly tendered and not validly withdrawn pursuant to the terms of the Offer to Purchase. The table below sets forth, among other things, the principal amount of the 2022 Notes and 2017 Notes validly tendered and accepted for purchase pursuant to the Offer:

	2022 Notes	2017 Notes

ISIN/CUSIP Codes	Regulation S: USY97279AB28/Y97279AB2 Rule 144A: US984745AB51/984745AB5	Regulation S: USY97279AA45/Y97279AA4 Rule 144A: US984745AA78/984745AA7

Description of the Notes	5.730% guaranteed notes due 2022	4.461% guaranteed notes due 2017

Acceptance priority level	1	2

Outstanding aggregate principal amount	US$434,403,000	US$450,000,000

Early Tender Offer Price(1)	US$930	US$1,000

Late Tender Offer Price(1)	US$880	US$950

Principal Amount Tendered	US$206,783,000	US$174,345,000

Principal Amount Accepted for Purchase	US$206,783,000	US$93,203,000

Proration factor(2)	Not applicable	70.4%

(1)	Per US$1,000 principal amount of Notes accepted for repurchase.
(2)	Rounded to the nearest tenth of a percentage point.

As disclosed in the Launch Announcement under the section headed “Maximum Tender Offer, Acceptance Priority Levels and Proration” and in accordance with the acceptance priority level (in numerical priority order) specified in the table above, Yancoal Resources will apply the Maximum Tender Offer Amount first to repurchase the 2022 Notes validly tendered and not validly withdrawn, and thereafter to the extent any amount remains (the “Remaining Tender Offer Amount”), to repurchase the 2017 Notes.

As the aggregate principal amount of the 2022 Notes validly tendered is less than the Maximum Tender Offer Amount, proration of the 2022 Notes is not required and all of the 2022 Notes validly tendered will be accepted for purchase before any of the 2017 Notes validly tendered are accepted for purchase.

As the aggregate principal amount of the 2017 Notes validly tendered exceeds the Remaining Tender Offer Amount, the principal amount of the 2017 Notes accepted for purchase is subject to proration pursuant to the terms of the Offer to Purchase, resulting in the proration factor set forth in the table above.

Based on above and subject to the terms and conditions set forth in the Offer to Purchase, Yancoal Resources will accept for purchase the 2022 Notes and 2017 Notes (the “Accepted Notes”) that were validly tendered on or prior to the Expiration Time as set forth in the table above at the applicable Early Tender Offer Price or the applicable Late Tender Offer Price, together with Accrued Interest in respect of such 2022 Notes and 2017 Notes. The Settlement Date is expected to be on or about 7 June 2016. Notes not accepted for purchase will be promptly returned to the tendering Holder.

The “Financing Condition” set out in the Offer to Purchase has been satisfied prior to the Expiration Time and Yancoal Resources has sufficient funds to consummate the Offer and pay all consideration with respect to the Offer.

Following the settlement of the Offer, all of the Accepted Notes will be promptly cancelled. The outstanding aggregate principal amount of the 2022 Notes after such cancellation will be US$227,620,000 and the outstanding aggregate principal amount of the 2017 Notes after such cancellation will be US$356,797,000.

Unless otherwise stated, all times and dates refer to New York City, United States times and dates.

By order of the Board
Yanzhou Coal Mining Company Limited
Li Xiyong
Chairman of the Board

Zoucheng, Shandong Province, the PRC

2 June 2016 (Hong Kong time)

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

As at the date of this announcement, the directors of Yancoal Resources are Mr. Li Xiyong, Mr. Lai Cunliang, Mr. Yin Mingde, Mr. Wu Yuxiang and Mr. Zhang Baocai.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC